Exhibit 17.1

Lorenzo Pellegrini, Ph.D.

Partner

Care Capital LLC

47 Hulfish Street, Suite 310

Princeton, NJ  08542

August 21, 2014

Board of Directors

Minerva Neurosciences, Inc.

245 First Street, Suite 1800

Cambridge, MA 02142

Ladies and Gentlemen:

Effective as of August 29, 2014, please accept my resignation as a member of the Board of Directors of Minerva Neurosciences, Inc. (the “Company”) as well as my positions on the committees of the Board of Directors of the Company.  My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.

These are exciting times for Minerva.  I am proud of the remarkable progress we have made during my seven years as a director.  The company has graduated to a well-deserved successful future in the biotechnology universe and I wanted to extend my congratulations to everyone for this remarkable success, but especially to Rogerio and his team.

It has been a privilege to work with all of you.  I know our paths will cross again one way or another, and it will always be with great pleasure.  You should always feel free to drop by our offices in Princeton the next time you are in the area or call me.

Very truly yours,

/s/ Lorenzo Pellegrini

Lorenzo Pellegrini, Ph.D.

47 Hulfish Street, Suite 310   •   Princeton NJ  08542

609.683.8300           FAX  609.683.5787